Methes Energies International Ltd.

3651 Lindell Road, Suite D-272

Las Vegas, Nevada, 89103

October 10, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:     Jay Ingram, Legal Branch Chief

Jessica Dickerson, Staff Attorney

Jenn Do, Staff Accountant

Re:  Methes Energies International Ltd.

Registration Statement on Form S-1

File No. 333-182302

Dear Sir and Mesdames:

In connection with the proposed public offering by the Company of Company securities under the above referenced Registration Statement, the Company hereby requests, pursuant to Rule 461(a) under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, that the Registration Statement become effective at 4:30PM Eastern Time, on Friday, October 12, 2012, or as soon thereafter as practicable.

With respect to this request the Company acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Methes Energies International Ltd.

By:	/s/ Michel G. Laporte
Michel G. Laporte, Chief Executive Officer